Filed by Robertson-Ceco Corporation
                                             pursuant to Rule 425 under the
                                             Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 and
                                             Rule 14d-2 under the Securities
                                             Exchange Act of 1934

                                             Subject Company: Butler
                                             Manufacturing Company

                                             Commission File No. 001-12335

                                             Date: April 20, 2004

The following press release was issued by Robertson-Ceco Corporation

--------------------------------------------------------------------------------


FROM ROBERTSON-CECO CORPORATION:
Christopher B. Campbell
Tel:  (312) 419-8220
Fax: (312) 419-9417
ccampbell@heico-acq.com

FROM CCG INVESTOR RELATIONS:
Crocker Coulson, Partner
Tel:  (818) 789 0100
crocker.coulson@ccgir.com


              ROBERTSON-CECO CORPORATION EXPRESSES DISMAY AT BUTLER MANUFACTURING COMPANY'S REFUSAL TO CONSIDER SUPERIOR PROPOSAL

          RCC BELIEVES THAT THE BUTLER BOARD WILL VIOLATE ITS FIDUCIARY
            DUTIES IF IT FAILS TO MEET WITH RCC TO DISCUSS RCC'S $23
               PER SHARE MERGER OFFER AND FINANCING ARRANGEMENTS

         CHICAGO, April 20, 2004. Robertson-Ceco Corporation, a Delaware corporation ("RCC"), today expressed its dismay at the refusal of Butler Manufacturing Company's board to explore the proposed combination of RCC's operating divisions with Butler.

         On Friday, RCC provided Butler with proposals from Longleaf Partners Small-Cap Fund ("Longleaf") and LaSalle Bank N.A. ("LaSalle") to provide equity and debt financing for the transaction. In a statement issued on Monday, Butler described the proposal, which offers shareholders the option of receiving $23 in cash or shares in the combined company valued at $26 per share, as vague and uncertain. RCC is dismayed by Butler's response.

         RCC'S PROPOSAL IS NOT VAGUE: Under RCC's proposal, all Butler shareholders will have the right to elect to continue their ownership of shares in the combined company of Butler and Robertson-Ceco. Or alternatively to choose to have their Butler shares converted into the right to receive $23 per share in cash. "Given the improving industry fundamentals for pre-engineered metal buildings and the clear opportunity to enhance the financial performance of Butler, we are dismayed that the Butler Board would deny shareholders the opportunity to go forward with more advantageous clear options for the Butler shareholders," noted Michael E. Heisley, Sr., Chief Executive Officer of Robertson-Ceco.

         RCC'S PROPOSAL IS NOT UNCERTAIN: RCC has received financing proposals described below and previously described to the Butler Board. Considering the projections of Butler for this year (projected EBITDA of approximately $39 million for 2004), RCC believes that the debt of the combined enterprise would be less than 2x EBITDA, which RCC believes eliminates the uncertainty of available financing. Indeed, RCC has arranged for financing, and all the Butler Board must do to determine its certainty is to allow the lenders to make simplistic and technical confirmations. It seems that the Butler Board has not taken into consideration the improved operations in assessing the certainty of the financing.

         Longleaf has submitted a proposal to purchase up to $100 million (but not less than $60 million) of newly issued Butler shares at a purchase price of $23 per share. The funds received from Longleaf would be used to repurchase Butler shares, also at a purchase price of $23 per share, from shareholders who elect to take cash rather than continue as a shareholder in the combined enterprise. The Heico Companies and its affiliates would provide any additional funding necessary to purchase outstanding Butler shares if shares having a value over $100 million are exchanged for cash. If less than $60 million is required to repurchase shares, Longleaf's investment would be reduced to $60 million and any excess by which $60 million exceeds the amount necessary to fund the repurchase of shares will be applied to reduce Butler debt. It should be emphasized that the Longleaf and Heico investments will be into the common equity of the combined enterprise and will therefore rank equally with outstanding shares issued to current Butler shareholders.

         The Blue Scope proposal forces all Butler shareholders to accept $22.50 per share in cash, an amount determined at a low point in the business cycle. Acceptance of the Blue Scope proposal will eliminate the benefits to shareholders from the increased values which RCC expects will result from the rapidly improving business cycle for the pre-engineered metal buildings business. RCC expects the improving business cycle, as well as synergies and significantly improved margins which should be realized in a combined enterprise, will inure to the benefit of shareholders who would continue their ownership of shares. In addition, since RCC believes the Butler debt can be readily refinanced, acceptance of the Blue Scope proposal cannot reasonably be based on the inability to refinance Butler debt.

         "We believe that RCC and our financial partners bring more than adequate resources to successfully fund this transaction. The availability of financing could be confirmed quite easily if Butler would agree to cooperate with Longleaf and LaSalle and share current financial information with them. We are disappointed by the board's lack of commitment to the process, given that our proposal would result in a more favorable outcome for Butler's shareholders," said Heisley.

         Contrary to Butler's assertion, Heisley noted that RCC OPERATED ON A PROFITABLE BASIS FOR THE PAST 8 YEARS. RCC reiterated that it is prepared to finalize a merger agreement and either refinance or purchase all of the senior notes and further extend the Noteholder Amendment Agreement prior to April 30, 2004, when it expires.

         RCC believes that the Butler Board should determine in fulfillment of its fiduciary duties to withdraw its recommendation that the Butler shareholders vote for approval of the Blue Scope proposal.

ABOUT ROBERTSON-CECO

Robertson-Ceco manufactures pre-engineered metal buildings for the industrial and construction industries. The company's three metal-building manufacturing companies, Ceco Building Systems, Star Building Systems, and H. H. Robertson Building Systems, operate five plants in the US and one in Canada. It manufactures buildings that range in size from under 150,000 sq. ft. to up to 1 million sq. ft. and up to four stories high. Robertson-Ceco sells through builder/dealer networks in the US and Canada and through direct sales and local dealers in Asia. The company employs approximately 1450 people.

                                      # # #

   NOTE: THE FOLLOWING NOTICE IS INCLUDED TO MEET CERTAIN LEGAL REQUIREMENTS:

                           FORWARD LOOKING STATEMENTS

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. You are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of RCC. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of RCC and Butler may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the RCC/Butler transaction may not be fully realized or realized within the expected time frame; (3) revenues following the RCC/Butler transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the RCC/Butler transaction; (5) the regulatory approvals required for the RCC/Butler transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) fluctuations in customer demand, order patterns and pricing pressures which could affect demand for RCC or Butler services; (9) industry cyclicality and seasonality; (10) changes in labor, equipment and capital costs or availability; (11) general business and economic conditions; and (12) other risks described from time to time in Butler's periodic reports filed with the Securities and Exchange Commission (the "Commission").

         Any information concerning Butler contained in this filing has been taken from, or is based upon, publicly available information. Although RCC does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, RCC does not take any responsibility for the accuracy or completeness of such information.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Butler or the combined company. Investors and security holders are urged to read the disclosure documents regarding the proposed RCC/Butler transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by RCC. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by RCC with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents (when they are available) may also be obtained for free from RCC by directing a request to Robertson-Ceco Corporation, 5600 Three First National, Chicago, Illinois 60602.

         RCC is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Butler. However, in connection with its proposal to merge with Butler, certain directors and officers of RCC may participate in meetings or discussions with RCC shareholders some of whom may also be Butler shareholders or other persons who may also be Butler shareholders. RCC does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them.

         If in the future RCC does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Butler in connection with its proposal to merge with Butler it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.